UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of December 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.

(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

magicJack VocalTec Ltd. (the "Company") (Nasdaq: CALL) reported today that shareholders approved the following proposals presented at the annual general meeting of shareholders held on December 9, 2011:

•    Re-appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's auditors for the year ending December 31, 2011;

•    Re-election of Mr. Ilan Rosen and Mr. Donald A. Burns as directors for three-year terms until the annual general meeting of shareholders to be held in 2014; and

•    Approval of an amendment to the Company's Amended and Restated Articles of Association to increase the required quorum at adjourned general meetings of shareholders to more than thirty three and a third (33-1/3%) percent of the voting power of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

Date: December 12, 2011